SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                             FORM 10-C

          REPORT BY ISSUER OF SECURITIES QUOTED ON NASDAQ

                   INTERDEALER QUOTATION SYSTEM

      Filed pursuant to Section 13 or 15(d) of the Securities and Exchange Act of 1934 and Rule 13a-17 or 15d-17 thereunder

               REPUBLIC SECURITY FINANCIAL CORPORATION
               _______________________________________
         (Exact name of registrant as specified in its charter)

        4400 Congress Avenue, West Palm Beach, Florida, 33407
        _____________________________________________________
           (Address of principal executive offices)(Zip Code)

                           (407) 840-1200
                           ______________
          (Registrant's telephone number, including area code)

             I. CHANGE IN NUMBER OF SHARES OUTSTANDING

     Indicate any change (increase of decrease) of 5% or more
                in the number of shares outstanding

1.      Title of Security                   7% CUMULATIVE CONVERTIBLE
                                            PREFERRED STOCK, SERIES C
                                            _________________________

2.      Number of shares outstanding
         before the change:                   900,000
                                            _________________________

3.      Number of shares outstanding
         after the change:                   1,035,000
                                            _________________________

4.      Effective date of change:           NOVEMBER 14, 1995
                                            _________________________

5.      Method of Change:                   _________________________

        (a) Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.):

            New issuance
            _________________________________________________________________

        (b) Give brief description of transaction:

            Exercise of overallotment option from public offering
            ________________________________________________________________


                              II. CHANGE IN NAME OF ISSUER

1.      Name prior to change:                              _________________
2.      Name after change:                                 _________________
3.      Effective date of charter amendment changing name: _________________
4.      Date of shareholder approval of change, if required:________________

              REPUBLIC SECURITY FINANCIAL CORPORATION

                             SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.





                   REPUBLIC SECURITY FINANCIAL CORPORATION
                                (Registrant)




Date: NOVEMBER 14, 1995                    /S/ RICHARD J. HASKINS
      _________________                    ______________________
                                           Richard J. Haskins
                                           Executive President
                                           Chief Financial Officer